Exhibit 99.1

REGULATED INFORMATION

ABLYNX CLOSES ON UNDERWRITERS’ OPTION TO PURCHASE $30 MILLION OF ADDITIONAL SHARES IN THE U.S. INITIAL PUBLIC OFFERING

GHENT, Belgium, 30 October 2017—Ablynx NV [Euronext Brussels and Nasdaq: ABLX], a late-stage clinical biopharmaceutical company utilising its proprietary Nanobody® platform to develop treatments for a broad range of therapeutic indications with an unmet medical need, announced today the closing of the underwriters’ option to purchase an additional 1,714,500 ordinary shares in the form of American Depositary Shares (“ADSs”) at a price of $17.50 per ADS in its U.S. initial public offering, for additional gross proceeds of $30 million, before underwriting discounts. The underwriters exercised their option to purchase additional ADSs, in full, on October 26, 2017. The aggregate gross proceeds of the offering (including the proceeds of the base offering) amount to $230 million and the aggregate net proceeds of the offering are estimated at $210.2 million. Following the closing of the option and the issue of new shares on 30 October 2017, the share capital of the company amounts to EUR 139,674,249.57 and the total number of outstanding ordinary shares of Ablynx amounts to 74,720,644 ordinary shares.

In conformity with article 15 of the Law of 2 May 2007 (the “Transparency Law”), Ablynx announces that, as a result of this transaction, the capital is represented by a total number of outstanding securities with voting rights of 74,720,644 ordinary shares. The total number of rights (warrants) to subscribe for not yet issued securities conferring voting rights is currently, 2,411,544, which equals the total number of voting rights that may result from the exercise of these warrants. Currently, 1,000 convertible bonds are outstanding entitling the holders thereof to 7,896,960 shares of the company in the aggregate, upon conversion of such convertible bonds.

Each of the ADSs offered represents the right to receive one ordinary share.

Ablynx’s ordinary shares are listed on Euronext Brussels under the symbol “ABLX”. The ADSs are listed on the NASDAQ Global Select Market under the symbol “ABLX”.

An investment in shares involves substantial risks and uncertainties. Investors may lose all or part of their investment. Before making any investment in the shares of Ablynx, investors should carefully review and consider the entire listing prospectus and should give particular attention to the risk factors set forth in the section “Risk Factors” beginning on page 23 of the listing prospectus referred to below and on page 13 of the U.S. Prospectus (which is included in the listing prospectus).

BofA Merrill Lynch, J.P. Morgan and Jefferies acted as joint book-running managers for the offering. Baird, Bryan, Garnier & Co. and Ladenburg Thalmann are acting as co-managers for the offering. J.P. Morgan is acting as stabilization agent on behalf of the underwriters.

A registration statement relating to and describing the terms of the offering was declared effective by the U.S. Securities and Exchange Commission on 24 October 2017.

Copies of the final prospectus for this offering can be obtained from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte North Carolina 28255-0001, Attn: Prospectus

REGULATED INFORMATION

Department, or by email at dg.prospectus_requests@baml.com; from J.P. Morgan at Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204; or from Jefferies at 520 Madison Avenue, 2nd Floor, New York, New York 10022, Attn: Equity Syndicate Prospectus Department, or by email at Prospectus_Department@Jefferies.com.

The admission to trading of the additional shares on the regulated market of Euronext Brussels is covered by the listing prospectus dated October 25, 2017. For more information in respect of the listing of the shares on the regulated market of Euronext Brussels, reference is made to the listing prospectus published on Ablynx’s website.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Ablynx

Ablynx is a biopharmaceutical company engaged in the development of Nanobodies, proprietary therapeutic proteins based on single-domain antibody fragments, which combine the advantages of conventional antibody drugs with some of the features of small-molecule drugs. Ablynx is dedicated to creating new medicines which will make a real difference to society. Today, the Company has more than 45 proprietary and partnered programmes in development in various therapeutic areas including inflammation, haematology, immuno-oncology, oncology and respiratory disease. Ablynx has collaborations with multiple pharmaceutical companies including AbbVie; Boehringer Ingelheim; Eddingpharm; Merck & Co., Inc., Kenilworth, New Jersey, USA; Merck KGaA; Novartis; Novo Nordisk; Sanofi and Taisho Pharmaceuticals.

For more information, please contact:

Ablynx Dr Edwin Moses CEO t:+32 (0)9 262 00 07 m:+32 (0)473 39 50 68 e:edwin.moses@ablynx.com	Lies Vanneste Director IR t:+32 (0)9 262 0137 m:+32 (0)498 05 35 79 e:lies.vanneste@ablynx.com

Ablynx media relations:

Consilium Strategic Communications

Mary-Jane Elliott, Philippa Gardner, Sukaina Virji

t: +44 (0)20 3709 5700

e: ablynx@consilium-comms.com

REGULATED INFORMATION

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “seeks”, “may”, “will”, “could”, “should” or similar expressions. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements do not constitute any guarantee of future performance. Ablynx’s actual results may differ materially from those predicted by the forward-looking statements. Ablynx undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

Important Information

No public offering has been nor will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States and Canada, where any such action is required, including in the European Economic Area. In the European Economic Area, with respect to any Member State that has implemented Directive 2003/71/EC, as amended (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), the transaction to which this press release relates has only been made available to, and has been engaged in only with, qualified investors in that Member State within the meaning of the Prospectus Directive.

In addition, in the United Kingdom, the transaction to which this press release relates has only been made available to, and has been engaged in only with, investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), qualified investors falling within Article 49(2)(a) to (d) of the Order, and other persons to whom this announcement may lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities referred to herein has only been made available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities has been engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.